82-35029

Westfield

27 August 2008

RECEIVED
2008 AUG 29 A 11:23

[redacted]

08004643

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SUPPL

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
Notice for the purpose of section 12- 415 of Schedule 1 of the Tax Administration Act
Distribution for the six months ended 30 June 2008

Attached are notices for the purpose of section 12- 415 of Schedule 1 of the Tax Administration Act for the distribution for the six months ended 30 June 2008 for Westfield Trust and Westfield America Trust in respect of ordinary units and units issued under the Westfield Group's Distribution Reinvestment Plan in February 2008.

Yours faithfully

Simon Tuxen
Company Secretary

PROCESSED
SEP 03 2008
THOMSON REUTERS

dlw 9/2

WESTFIELD TRUST
Notice for the purpose of section 12-415 of Schedule 1 of the Tax Administration Act
ORDINARY UNITS
Distribution for the six months ended 30 June 2008

Set out below are the components of the distribution for the six months ended 30 June 2008. The distribution rate is 28.25 cents per unit and will be paid to Members on 29 August 2008.

These components are provided solely for the purposes of subdivision 12-H of the *Taxation Administration Act 1953* (Cth), and should not be used for any other purpose.

Components	**Cents per ordinary unit**
Other Australian Taxable Income	8.30835
Gross Capital Gain (on Taxable Australian Property)	0.00000
Fund Payment	**8.30835**
Australian Interest Income	0.55817
Australian Dividend Income	0.00000
Foreign Source Income	0.12959
Tax Deferred Amount	19.25389

For the purposes of section 12-415 of schedule 1 of the *Taxation Administration Act 1953* (Cth), this distribution includes a 'fund payment' amount of **8.30835** cents per ordinary unit in respect of the income year ending 31 December 2008.

This distribution does not include any amount of capital gain.

Australian resident members should not rely on this notice for the purposes of completing their income tax returns. Details of the full year components of distributions will be provided in the annual tax statement which will be sent to Members in July 2009.

WESTFIELD TRUST
Notice for the purpose of section 12-415 of Schedule 1 of the Tax Administration Act
DIVIDEND REINVESTMENT PLAN ("DRP") UNITS
Distribution for the six months ended 30 June 2008

Set out below are the components of the distribution for the six months ended 30 June 2008. The distribution rate is 18.94 cents per unit and will be paid to Members on 29 August 2008.

These components are provided solely for the purposes of subdivision 12-H of the *Taxation Administration Act 1953* (Cth), and should not be used for any other purpose.

Components	**Cents per DRP unit**
Other Australian Taxable Income	5.57027
Gross Capital Gain (on Taxable Australian Property)	0.00000
Fund Payment	**5.57027**
Australian Interest Income	0.37422
Australian Dividend Income	0.00000
Foreign Source Income	0.08688
Tax Deferred Amount	12.90863

For the purposes of section 12-415 of schedule 1 of the *Taxation Administration Act 1953* (Cth), this distribution includes a 'fund payment' amount of **5.57027** cents per DRP unit in respect of the income year ending 31 December 2008.

This distribution does not include any amount of capital gain.

Australian resident members should not rely on this notice for the purposes of completing their income tax returns. Details of the full year components of distributions will be provided in the annual tax statement which will be sent to Members in July 2009.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

WESTFIELD AMERICA TRUST
Notice for the purpose of section 12-415 of Schedule 1 of the Tax Administration Act
ORDINARY UNITS
Distribution for the six months ended 30 June 2008

Set out below are the components of the distribution for the six months ended 30 June 2008. The distribution rate is 25.00 cents per unit and will be paid to Members on 29 August 2008.

These components are provided solely for the purposes of subdivision 12-H of the *Taxation Administration Act 1953* (Cth), and should not be used for any other purpose.

Components	**Cents per ordinary unit**
Other Australian Taxable Income	6.67541
Fund Payment	**6.67541**
Australian Interest Income	1.18953
Australian Dividend Income	0.00000
Foreign Source Income	2.43543
Tax Deferred Amount	14.69963

For the purposes of section 12-415 of schedule 1 of the *Taxation Administration Act 1953* (Cth), this distribution includes a 'fund payment' amount of **6.67541** cents per ordinary unit in respect of the income year ending 31 December 2008.

This distribution does not include any amount of capital gain.

Australian resident members should not rely on this notice for the purposes of completing their income tax returns. Details of the full year components of distributions will be provided in the annual tax statement which will be sent to Members in July 2009.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

WESTFIELD AMERICA TRUST
Notice for the purpose of section 12-415 of Schedule 1 of the Tax Administration Act
DIVIDEND REINVESTMENT PLAN ("DRP") UNITS
Distribution for the six months ended 30 June 2008

Set out below are the components of the distribution for the six months ended 30 June 2008. The distribution rate is 16.76 cents per unit and will be paid to Members on 29 August 2008.

These components are provided solely for the purposes of subdivision 12-H of the *Taxation Administration Act 1953* (Cth), and should not be used for any other purpose.

Components	Cents per DRP unit
Other Australian Taxable Income	4.47520
Fund Payment	**4.47520**
Australian Interest Income	0.79746
Australian Dividend Income	0.00000
Foreign Source Income	1.63271
Tax Deferred Amount	9.85463

For the purposes of section 12-415 of schedule 1 of the *Taxation Administration Act 1953* (Cth), this distribution includes a 'fund payment' amount of **4.47520** cents per DRP unit in respect of the income year ending 31 December 2008.

This distribution does not include any amount of capital gain.

Australian resident members should not rely on this notice for the purposes of completing their income tax returns. Details of the full year components of distributions will be provided in the annual tax statement which will be sent to Members in July 2009.

END